UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

EXCERPT REPRINTED WITH PERMISSION OF:
OUTSTANDING INVESTOR DIGEST, INC.

Outstanding Investor Digest

WITH THE COMPLIMENTS OF:
LONGLEAF PARTNERS FUND
6410 POPLAR AVE., STE. 900
MEMPHIS, TN 38119
(800) 445-9469

PERSPECTIVES AND ACTIVITIES OF THE NATION'S MOST SUCCESSFUL MONEY MANAGERS.

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Companies & Investments in this Edition (con't):

Volume XXIII Numbers 1 & 2 August 9, 2010

LEGG MASON CAPITAL MGMT'S BILL MILLER
"TODAY, U.S. LARGE-CAP STOCKS ARE A ONCE-IN-A-LIFETIME OPPORTUNITY."

After 15 years of amazing, and amazingly consistent, outperformance, Bill Miller's streak finally came to an end — with his Legg Mason Capital Management Value Fund suffering three straight years in the bottom 1% of funds in its category. Given our fondness for checking in with managers with outstanding track records after they've had a

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LONGLEAF PARTNERS FUND'S MASON HAWKINS & STALEY CATES
"I DON'T THINK WE'VE EVER SEEN A TIME LIKE TODAY WHEN NO ONE WANTS TO HEAR ABOUT STOCKS."

Despite a 2008 performance which they and many other value managers would like to forget — in which their flagship, Longleaf Partners Fund, suffered the worst absolute returns in its history — Southeastern Asset Mgm't's Mason Hawkins and Staley Cates managed to provide their shareholders with a gain of 5.1% per year versus -0.6% per year for the S&P 500 in "the lost decade". That performance placed it among the top 4% of funds in its category for pretax returns.

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WESCO FINANCIAL'S CHARLIE MUNGER
"TODAY, THERE'S LOTS OF FAILURE IN AMERICA. SO IT LOOKS TO ME LIKE DAWN MAY BE COMING."

Best known as a curmudgeon's curmudgeon in his straight man role to fellow super-investor Warren Buffett at Berkshire's annual meeting, Charlie Munger has developed a cult-like following of his own. His one-man show at Wesco's annual meeting draws what he calls the "hard-core nuts" from far and wide to hear the wit and wisdom of the man Buffett says gives "the best 5-minute opinions in the world."

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FPA CRESCENT FUND'S STEVEN ROMICK
"WE ARE FINDING SOME MORE THINGS TO DO, BUT THE BACKDROP STILL LOOKS VERY SCARY."

Since its inception on June 2, 1993, shareholders of FPA Crescent Fund have earned a compound annual return of over 10.6% — versus 7.0% and 8.8% for the S&P 500 and the Russell 2500, respectively. Even more impressive, portfolio manager Steven Romick achieved those returns with stocks averaging less than 50% of Fund assets and cash levels averaging up in the mid-twenties percent range.

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Average annual total returns for the Longleaf Partners Funds and their respective benchmarks for the one, five and ten year periods ended June 30, 2010 are as follows: Longleaf Partners Fund, 21.90%, -1.08% and 4.87%; S&P 500 Index, 14.43%, -0.79% and -1.59%. Longleaf Partners Small-Cap Fund, 32.05%, 2.04% and 7.98%; Russell 2000 Index, 21.48%, 0.37% and 3.00%. Longleaf Partners International Fund, 6.52%, 0.31% and 5.21%; EAFE Index, 5.92%, 0.88% and 0.16%. Fund returns and those of the unmanaged and unhedged index include reinvested dividends and distributions, but do not reflect the deduction of taxes. Historic numbers include periods in which the Partners and International Funds used currency hedging as an investment strategy. The use of currency hedging as a routine investment strategy ceased in 2010. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information, or www.longleafpartners.com/misc/prospectus.cfm for a current copy of the Prospectus and Summary Prospectus, both of which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.

Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Unless prior approval has been obtained, employees of Southeastern Asset Management may not invest in publicly-traded equities other than the Longleaf Partners Funds.

LONGLEAF PARTNERS FUNDS'
MASON HAWKINS, STALEY CATES ET AL.
(cont'd from page 1)

Due to its low turnover and highly tax efficient operation, Longleaf Partners Fund's 10-year performance placed it even higher — among the top 3% of funds in its category for its 10-year tax-adjusted return. (Performance figures for Longleaf Partners Fund and the S&P 500 and fund category rankings for the 10 years ended August 2nd and July 31st, 2010, respectively, provided by *Morningstar*.)

Over the years, the Longleaf Partners fund family has achieved recognition not only for its exceptional returns, but also for its very detailed, shareholder-friendly letters and strict policy of requiring their employees and directors to eat their own cooking. All employees and directors are required to do all of their equity investing exclusively through Longleaf Funds.

The edited excerpts which follow were selected from comments by Mason Hawkins, Staley Cates, and several of their associates at two events — Longleaf Partners Funds' annual meeting which was held May 4th in Memphis and an investor luncheon held July 14th in San Francisco — and their answers to attendee questions at each.

We're always interested in what Hawkins, Cates, and their associates have to say about the specific bargains they're finding and the investment scene as a whole. But we found their comments this year especially interesting — and believe you will, too.

OUR POSITIONS PURCHASED IN THE CRASH FEATURE NAMES OF INDISPUTABLY HIGH QUALITY.

Our quality filter has been turned up very high....

Staley Cates: ...Our research team is better and more active than it's ever been. Although you're not in our offices daily to witness that, you can actually see it in the portfolio several ways. Our cash positions in the three funds either means that we're being very picky or that we're being too unproductive to generate names. However, the large number of research reports handed out, as well as the number of companies visited, should comfort you that it's not the latter. So it's safe to assume that our quality filter is turned up very high....

You can also see the filtering that's coming from the good research team work in the quality of the stocks that we bought in the crash and their subsequent performance. Of those positions purchased in the crash across our funds, which don't include additions we made to existing names, every one is up since purchase, they've done very well as a group overall, and they feature names of indisputably high quality like Berkshire Hathaway and Diageo.

We believe our downside is nicely covered....

Cates: The valuation appraisals of our companies have been tightened down and evaluated so carefully throughout this recession and bear market that even if the economy goes south again, we believe that there's little likelihood of appraisal markdowns anything like what we experienced in the crash. That doesn't mean stock prices won't go down, but it does mean that the intrinsic values, which should determine those stock prices in the long run, should create either some protection or a strong subsequent price recovery.

Our worst-case stress tests have gone from being academic exercises two years ago to actual observations of how badly things can and might go wrong for our companies. That makes it easier to bake in the proper worst-case scenarios.

And there remains plenty of upside in our appraisals....

Cates: The good news right now is that corporate values are beginning to grow despite a spotty economy. And our performance in all three funds is way ahead of any move in those price-to-value ratios. The biggest underlying reason that prices have gone up, but our P-to-Vs [price-to-value ratios] have stayed at attractive discounts, is that our Vs [values] are generally growing again at healthy rates higher than a normal discount rate.

When your appraisals grow noticeably faster than your discount rate, either you were too conservative in the initial appraisal or the business is performing surprisingly better than you expected — and either is good. There remains plenty of upside in our appraisals — and not just because they're starting from a recession base, but because our underlying companies are so good as defined by their high marginal returns on capital, their wide moats, and their organic growth prospects....

CHEUNG KONG'S A HONG KONG CONGLOMERATE WITH A NUMBER OF WORLD-CLASS BUSINESSES.

Cheung Kong dominates Hong Kong's residential market.

Ken Siazon: ...Cheung Kong is a conglomerate with a number of world-class businesses. In Hong Kong, it dominates the mass residential property market with one of the largest residential land banks. Last year, Cheung Kong supplied about 25% of the new units in Hong Kong.

Land in Hong Kong is particularly valuable. The size of Hong Kong is basically half the size of Shelby County [Ed. Note: The county in which the event and Southeastern Asset Management are located] — but it's got about seven million inhabitants. So it's close to eight times the population of Shelby County. Together with 49%-owned affiliate Hutchison Whampoa, Cheung Kong owns a bunch of real estate in mainland China — about 200 million square feet — making them one of the largest real estate companies in China.

But unlike most Chinese developers, Cheung Kong has the financial staying power to hold onto its land bank until prices are high and to acquire land when prices are low.

It's also one of the world's largest container port operators.

Siazon: Also, aside from real estate, through Hutchison Whampoa, Cheung Kong is also one of the largest container port operators in the world — operating 49 container ports in 25 countries. Of the nine busiest ports in the world, they operate in six of them. It also operates one of the largest beauty and health store chains

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LONGLEAF PARTNERS FUNDS'
MASON HAWKINS, STALEY CATES ET AL.
(cont'd from preceding page)

in the world with about 9,000 stores — which achieved 5% operating profit margins last year, a particularly tough year.

Besides that, they own a 35% stake in Husky Energy, a Canadian oil and gas company, operate one of the largest mobile telephone companies in Europe, and are major players in power and infrastructure through Cheung Kong Infrastructure and its affiliate, Hong Kong Electric.

A GREAT PARTNER WITH A TREMENDOUS RECORD WHO'S PUTTING HIS MONEY WHERE HIS MOUTH IS.

And it's poised to take advantage of opportunities….

Siazon: And with only 6% net debt to equity, Cheung Kong is poised to be a liquidity provider to take advantage of any opportunities. And they have an investment philosophy and competitive advantage similar to Southeastern's — based, in part, on a long time horizon. They have the ability to buy assets cheaply, wait until the value grows, and sell when the value is recognized. They're not wedded to any particular business. And they've sold assets at high prices.

Li Ka-shing has a tremendous track record….

Siazon: Cheung Kong is the Hong Kong-listed flagship of Li Ka-shing — probably the most famous businessman in Asia. Known as "Superman" to the public in Hong Kong and often compared to Warren Buffett, he's well known for his investment prowess and has a tremendous track record of value creation and realization….

For example, in 2007, they sold their 67% stake in their Indian mobile subsidiary to Vodaphone for about twice our appraisal of that business. In 2006, they sold 20% of their port business to the Singaporeans for about 60% more than our appraisal. They sold their stake in VoiceStream for about four times their cost. They sold Orange to Mannesmann for about 10 times our appraisal. And they've turned a $400 million investment in 1985 in Husky Energy into a [35%] stake that's worth about US$7 billion at today's market price.

And during the financial crisis in 2008, they bought back about $5 billion of their debt at a discount and achieved significant savings and value for shareholders. So they have a long and sustained track record of creating value for investors. Needless to say, that gave us comfort investing alongside Li Ka-shing….

And he's been putting his money where his mouth is….

Siazon: And we think Li Ka-shing is a great partner who's fully aligned with minority shareholders. The vast majority of his wealth is tied up in the 42% of the company

(continued in next column)

he owns — which he's increased by 6% in the last decade.

Since the market bottomed in March 2009, he's bought more than $500 million worth of Cheung Kong shares. He was probably one of the largest insider buyers in the world in 2009 and 2010. And he's indicated his intention to continue repurchasing shares while they're cheap.

WE COULDN'T RESIST A WORLD-CLASS BUSINESS AT A SIGNIFICANT DISCOUNT TO OUR APPRAISAL.

Some of the reasons why Cheung Kong is cheap….

Siazon: If you look at their messy organization chart, you can see that a big reason why Cheung Kong is cheap is that it's complicated. The market just doesn't want to do the work to value the many different pieces of the business or its 49%-owned affiliate, Hutchison Whampoa.

Besides the complexity, it's also cheap because of fears that the Hong Kong/China property market will be severely affected by the Chinese government crackdown on real estate — and because Hutchison Whampoa has an underperforming division in its European 3G mobile business.

We bought a world-class business at a significant discount.

Siazon: In the Longleaf International Fund, this is the second time we've owned it. We first initiated an investment in Cheung Kong in May 2006 at $83 per share. And as it approached our value at the end of 2007, we sold at around $140.

We began investing in Cheung Kong again in August 2008 at around $110 and continued buying in the downturn as the markets presented us with another opportunity to own a world-class business at a significant discount to our appraisal.... And we currently have an overweight position in the Longleaf International Fund in Cheung Kong.

And we think our appraisal is pretty conservative….

Siazon: We have a pretty conservative appraisal of Cheung Kong. For example, we value their Hong Kong development land bank at its cash cost and their Chinese land bank at a slight premium to its cash cost. So we think the market value of their Hong Kong and China land bank is probably about a 40% premium to its book value.

Their mobile telephone operation is only about 5% of the value of Cheung Kong — and we think it's conservatively appraised.

THE LARGEST BRANDED HOTEL COMPANY IN EUROPE IS THE MARKET SHARE LEADER IN A SELLER'S MARKET.

Accor operates across the economy/luxury hotel spectrum.

Scott Cobb: …Accor is the largest European branded hotel company, the fifth largest hotel company in the world by number of rooms, and the global leader in prepaid service vouchers. So the outline I'm going to give you is very simple: I'm going to tell you about the business, the people, and why we were able to buy it so cheaply.

First, the business: Hotel businesses are *very* simple.

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LONGLEAF PARTNERS FUNDS'
MASON HAWKINS, STALEY CATES ET AL.
(cont'd from preceding page)

Accor operates across the spectrum — from luxury hotels to economy hotels. Their brand names include Sofitel and Pullman on the upscale side and Novotel and Mercure on the midscale side. And in the economy segment in Europe, you would know them from Ibis and Etap and Formula One. Many of you would probably know them here because they do own Motel 6.

In the economy hotel segment, there's a lot to like....

Cobb: As you might imagine, the economy segment of the hotel business is very attractive — because it tends to be a lot more resilient than the other segments in the hotel industry. In the economy segment in Europe in particular, which is where Accor's competitive advantage lies, they enjoy structural advantages that are hard to see initially.

First — and you can see this most prominently in their market share in France — they have about 80% of the market within the economy segment there. What that enables them to do is to maintain and control pricing. So over the past year, as the economy's fallen off a cliff and most of the world's hotel companies have seen their rates decline in double digits, in their economy hotels in Europe, Accor has actually been able to maintain and grow their average daily room rates. And that's clearly a function of their market share.

The hotel business in Europe is especially attractive....

Cobb: And their market share is a function of what's unusual in France, and really Europe in general — which is that there's less land and tighter planning and zoning restrictions. So there's less supply coming on. So it's *very* difficult for anyone to go out and start a hotel operation that can take on Accor in the economy segment in France. So they have a great competitive advantage there.

In addition, roughly 30% of hotels in Europe are branded versus 70% in the U.S. And as more hotels reflag to brands in Europe, this should benefit Accor as the leading branded player in Europe.

And uniquely to Accor — versus an Intercontinental Hotels or a Marriott — they actually own and lease about half of their hotels, whereas these other guys are primarily a pure fee-based model [where their business is predominantly based on collecting a royalty from someone else].

THE VOUCHER BUSINESS IS TRULY PHENOMENAL.
IT'S ONE OF THE BEST BUSINESSES I'VE EVER SEEN.

How the prepaid service/voucher industry was born....

Cobb: When I first looked at Accor, I didn't know how vouchers functioned or understand the economic characteristics of that business. But it's *very* interesting.... It began in the late '50s when Accor's founders saw that all of these big corporations in France had in-house canteens or lunchrooms and thus could offer subsidized lunches to their employees. Of course, that's an operating expense to the company that lowers its overall tax liability. And the employees were basically getting excess remuneration without paying taxes on it.

So the founders of Accor looked around and said, "Hey, this is structurally unfair to smaller businesses." So they went to the government and said, "What if we create a voucher program whereby companies that don't have an in-house lunchroom or the space to do it will nonetheless be able to subsidize lunch for their employees?"

And the government said, "That's a pretty good idea." That's how the prepaid service/voucher industry was born.

It's a great business. And it actually generates float....

Cobb: Here's how vouchers work: Basically, a company buys a voucher from Accor for face value plus a commission and gives that voucher to its employee. The employee uses that voucher at an affiliated restaurant or supermarket which redeems the voucher from Accor for its face value less a refund commission. So it's basically a fee business with Accor collecting fees on both ends.

The time between when the company buys a voucher from Accor and the time when it's redeemed averages roughly eight weeks. So that creates float — money that Accor holds during that time, but doesn't actually own. But while they're holding it, they're able to invest that float and collect the investment income. So it's a great business with float, all of this organic growth ahead of it, and very little in the way of capital requirements — since it takes little or no capital to operate it. And therefore it has very high free cash flow. So it's a phenomenal business.

And nobody loses — even the government....

Cobb: But, you might ask, why would any rational government — and I don't know if you can put those two words together — willingly give up tax receipts? Isn't that illogical behavior for them? Well, the answer is that they actually don't give it up. Both the French government and Accor have done studies over the 40+ years that this system has existed in France. And while governments give up payroll and income taxes initially, they make it up on the back end — because what inevitably happens...

Let's say that there's a square block where companies are issuing these vouchers to employees, and you're a potential restaurant owner who wants to open a restaurant. Well, you can hedge your bet by accepting vouchers — because you know that they can provide you with a guaranteed customer base who will come into your restaurant and spend their money. So you're more likely to open a restaurant, or supermarket, to serve the people who have these vouchers. So there's job creation. And those jobs actually *increase* payroll and income taxes ... and purchasing power in the economy. So they've done these studies and concluded that it's basically a wash.

Accor is now the global leader in prepaid vouchers....

Cobb: Accor is now the global leader in that business with 40% of the market share there. Their main product is called Ticket Restaurant — which we wouldn't know here. France and Brazil are their two big markets. So the geographic mix of this business is 60% Europe — which is primarily France — and 40% Latin America — which is mainly Brazil.

And it works slightly differently in Brazil....

Cobb: It actually works slightly differently in Brazil — because not only is there a gap between the companies

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LONGLEAF PARTNERS FUNDS'
MASON HAWKINS, STALEY CATES ET AL.
(cont'd from preceding page)

that can afford canteens in house and those that can't, but 50% of the transactional economy in Brazil is informal [underground]. So the government's not even getting the taxes on 50% of the transactions there. Therefore, Accor and Sodexho — Accor's main competitor globally — went into Brazil and created electronic vouchers.

In France, there are paper vouchers. And that's a societal thing — because many employees in France will take those paper vouchers and use them and get their change in vouchers which they give to their kids to use at McDonald's or wherever. So the whole family benefits.

Clearly, that's an inefficient way to run a business. So when they opened a new market in Brazil, they did it electronically, like debit cards. And that results in more of the transactional economy coming into the formal economy — which enables them to collect taxes on it.

It's one of the best businesses I've ever seen....

Cobb: So, anyway, that's the business and the attraction. And clearly, companies love it — because it's a way for them to increase remuneration for their employees in a tax efficient way.

The voucher business is one of the best I've ever seen. It generates a ton of cash. It's non cyclical. It grows organically at double-digit rates — and has done so for almost 50 years. And it requires virtually no capital to operate and grow....

WHAT FIRST ATTRACTED US TO ACCOR WERE SOME VERY SMART REAL ESTATE INVESTORS.

What initially attracted them was Accor's owned hotel assets.

Cobb: We're always about business, people, and price. And we need all three of those metrics to qualify before we buy something. But for me, the biggest element is people. So what got my attention with Accor was Colony Capital's involvement. They're a U.S.-based real estate expert/ private equity firm with a separate French affiliate. And in conjunction with another private equity group in France — Eurazeo — they bought a 30% economic stake in Accor.

I know that both those guys are very, very smart real estate investors. And what initially attracted them in 2005

(continued in next column)

was Accor's owned hotel assets. They saw a disconnect between the market price of Accor and the value of its underlying assets.

Colony has a history of doing shareholder-friendly things.

Cobb: They bought 30% of Accor. And France has a great practice where they reward long-term shareholders with double voting rights after a certain period of time holding their shares. In Accor's case, that period is two years. So Colony and Eurazeo built up their stake over time at an average price of something around 45 EUR. So by the time we began buying it, they controlled about 50% of the votes. So we had a large shareholder in there with a track record of doing what we would consider to be shareholder-friendly activities.

And that's what they did with Accor....

Cobb: For example, they completely changed Accor's corporate governance structure. First, they brought in a new CEO — Gilles Pélisson, who's actually the nephew of one of the original founders of Accor. (By the way, the two original founding families still own about 4% of Accor's shares.) And they did something very unusual in Europe when they brought Pélisson in — which was to make him both CEO and chairman. It's very unusual for companies to combine those roles in Europe.

Next, with 18 members, the board was unwieldy — and they couldn't get anything done. So they reduced it to 12 members to have a more efficient operating board. And they gave their CFO, Jacques Stern, a much higher profile. Jacques is one of the best operators I've ever met. So they changed management, they changed the board structure, and they got the right compensation structure in place.

And then, the new management that came in created what they call the "asset right" strategy. By asset right, they meant that they were going to sell some of their valuable hotels and take that cash and give it back to shareholders. So that's what they did. They started selling their hotels in 2005 and 2006 and giving that money back to shareholders in the form of buybacks and onetime dividends. However, when the market fell off a cliff, they pulled back on that activity. But the underlying value of those assets is still there. So there's the business and the people.

THE MARKET WAS IGNORING THE VOUCHER BUSINESS, BUT MANAGEMENT FORCED ANALYSTS TO VALUE IT.

The market ignored the voucher business....

Cobb: But what about the price? Why were we able to buy this such a great business cheaply? I've thought a lot about that. I think Warren Buffett says it best. He says that he tries to find one-foot hurdles to step over. And I think this is an example of one of those one-foot hurdles — because every single one of the analysts who follow Accor are leisure/hotel analysts. So these analysts would simply take 100% of the earnings stream of Accor and place a hotel multiple on that earnings stream — ignoring the fact that 40-50% of the operating income comes from this voucher business.

Thus, we had the opportunity to buy Accor because many analysts were simply ignoring the voucher business. And I don't know if that was because they didn't understand

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Draft Version / Confidential

LONGLEAF PARTNERS FUNDS'
MASON HAWKINS, STALEY CATES ET AL.
(cont'd from preceding page)

it or because they understood it and chose to ignore it. But whatever the reason, they ignored it.

And I've described that business to you. Unlike the hotel business, which is cyclical and capital intensive, the voucher business is not. It's highly cash generative. And again, it grows organically at double-digit rates. So clearly the voucher business deserves a higher multiple than hotels.

So all I did was to go in and say, "Hey, this stock is selling at 32 Euros per share. My value's in the mid-50s. It's kind of a no brainer."

We thought the current structure didn't make sense....

Cobb: So, you may ask, how would the market ever recognize the underlying value of the voucher business? Well, to its credit, the company tried to highlight that through investor days and other activities. But the market still ignored it. So we went in — not with a sense of timing or thinking that [any near-term catalyst was likely to surface its value,] but just thinking that it didn't make sense for these two businesses to operate under one corporate structure. We didn't know if that meant that they would split the company or that somebody would buy one of the other companies. We just thought that it didn't make sense for that corporate structure to exist.

Fortunately, management agreed with us....

Cobb: And management agreed with us. But we didn't know the timing. But in the Fall of 2009, Gilles went to the board and recommended that they split the company in two. So the board said, "We'll study this proposal and come back with a recommendation."

Well, they came back in December and said, "We agree with you that the market is missing the value of this underlying business — and we need to highlight it. So we're going to split the company in two." And they came out in February of 2010 and set a date of July 2nd for that split. And that's where we are today.

You can clearly see it in Accor's price. Its stock price hung around the mid-30s for most of 2009. [Ed. note: And Accor's stock fell to the mid-20s during the Fall of 2009 — during which time Longleaf promptly doubled its stake.] And when they actually put a date on the split, the stock rallied into the mid-40s. So the market is beginning to recognize the underlying value because these analysts have, in effect, finally been forced to value this business.

We absolutely love the businesses and the management.

Cobb: So they've decided to spin it off. And Jacques Stern is going to run Edenred, the services/voucher business, while Gilles is going to stay with the hotel business at Accor. And they've announced that they intend to go back to the "asset right" strategy to begin to unlock the underlying value in their hotel area and return that cash to shareholders over time.

So in closing, I would just say that we absolutely love both businesses, that we're very happy with management, that we're very happy with our position, and that we'll just have to wait and see what Mr. Market does when the split happens and whether or not he puts a rational value on either or both of these businesses.

[Editor's note: Edenred began trading on July 2nd.]

AON HAS A GROSS PROFITS ROYALTY
ON THE WORLD'S GROWING RISKS.

Aon's business....

Jason Dunn: I'll be presenting the case for Aon which represented 4% of the Longleaf Partners Fund as of March 31st. Though we've owned and sold the company before, Aon is again a recent addition to the portfolio. My presentation will be focused on Aon's quantitative and qualitative attributes as an investment as seen through the three lenses of business, people, and price.

First, the business: Aon is the world's largest reinsurance and insurance broker for commercial customers — with a roughly 15% market share. It also owns a leading consulting operation. It is one of only three global brokers capable of serving the insurance needs of the world's larger, complex, and internationally located companies. For perspective, Aon has over 500 offices in 120 countries and 36,000 employees.

Aon has dramatically improved itself....

Dunn: Aon is an outstanding franchise. As it collects commissions and fees to transfer risk from its clients to insurance underwriters, Aon's business represents a gross profit royalty on the world's growing risks.

Aon actually began as an insurance company, not a broker. And only in the last two years has it become a pure broker and consultant. This transformation is significant and has dramatically improved the fundamental characteristics of the company. The insurance underwriting business, as distinct from insurance brokerage, is one that is highly competitive and capital intensive.

Global insurance brokers benefit from faster global growth.

Dunn: So what are the fundamentals of an insurance broker? Brokers don't require significant financial capital. Brokers generate revenues primarily as commissions and fees for placing risks with appropriate underwriters and related risk management advice.

Demand for the top three brokers' services grows with growth in global risk and growth in global insured values. I emphasize "global" because most of the earnings power of the top three brokers remains outside the U.S. and benefits significantly from the stronger international growth.

We love the inflation protection insurance brokers enjoy....

Dunn: And inflation benefits the top line of an insurance broker as it increases insured values. Also, inflation and, consequently, higher interest rates increase revenues by increasing investment income. Brokers are able to generate material investment income as they sit in the middle of the flows of the massive premium volumes and claims volumes moving between customers and insurance companies. These pass-throughs create float that the brokers hold and invest. We love the inflation protection inherent in the broker insurance model.

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LONGLEAF PARTNERS FUNDS'
MASON HAWKINS, STALEY CATES ET AL.
(cont'd from preceding page)

Global insurance brokers are *very* high quality businesses.

Dunn: Insurance brokerage has also become increasingly oligopolistic as the industry has consolidated — decreasing price competition in commission rates. Finally, the top three brokers are capable of generating very attractive margins. Aon and Willis have demonstrated the ability to earn 20%+ pretax margins that are growing.

These fundamental characteristics result in the largest brokers being able to sustainably generate substantial free cash flow, high returns on capital, and attractive earnings growth over the long term. In Southeastern vernacular, Aon's franchise is of perma-holding quality. So that's a summary of Aon's business.

AON'S NEW CEO HAS TRANSFORMED THE COMPANY DESPITE FACING ENORMOUS HEADWINDS.

Aon used to simply be a terrific collection of assets....

Dunn: Next, I'll talk through the people portion of our investment case. Aon's leadership transition in 2005 to current CEO Greg Case is a critical component of our case. Prior management under founder Pat Ryan built a terrific collection of assets under the Aon umbrella through hundreds of acquisitions over 20 years.

However, by the early 2000s, Aon was just that — only a collection of valuable assets including brokerage, consulting, and legacy underwriting businesses. With its acquired subsidiaries and offices all over the planet — substantially not integrated — Aon was far from optimized. This state was ironic given that Aon's name is actually Gaelic for "oneness". The company was anything but.

This CEO's a great operator and terrific capital allocator....

Dunn: In 2005, Greg Case succeeded Pat Ryan. Greg was formerly head of the financial services practice at McKinsey & Company — the international management consulting firm where he had also run McKinsey's global insurance practice. While it may have been less surprising to see how great an operator Greg would become given his consulting background, Greg has also proven to be a terrific capital allocator. Now only 47 years old, Greg and his team have logged the following accomplishments during their five years with Aon:

They divested the lower return, capital intensive insurance underwriting operations in 2008 and 2009 for roughly $3 billion — which was significantly above our appraisal. In core insurance brokerage, Greg's teams increased margins dramatically — from 15.5% in 2005 to over 20% today. And that's despite enormous headwinds — including a recession, declining interest rates and lower interest income, and turmoil in the wake of Elliott Spitzer's focus on the industry in 2004.

The proof is in Aon's earnings....

Dunn: From 2005 to today, Aon has bought back $4.3 billion worth of its stock at significant discounts to its intrinsic value, leaving its market capitalization at only a bit over $11 billion. Meanwhile, over $2 billion remains authorized for share repurchases.

To summarize his performance quantitatively, Aon's adjusted earnings per share have grown from roughly $1.75 in 2005 to $3.10 in 2009 despite significant headwinds.

And management's interests are aligned with our own....

Dunn: How do we know that Greg and his team will continue to perform for shareholders? His track record speaks volumes. But Greg and his team's compensation and ownership aligns management and shareholders tightly. Greg owns 1.2 million shares, restricted shares, or units. That's roughly $50 million worth of direct exposure he has to the stock personally and does not include an additional 1.5 million options he owns.

EVEN A SOBER MULTIPLE OF DEPRESSED EARNINGS WOULD SUGGEST THAT AON IS UNDERVALUED.

Based on our appraisal, Aon's stock is a 70¢ dollar today....

Dunn: As part of business, people, and price, I'll review why we find Aon's price so compelling. At $42, Aon sells for approximately 70% of our conservative appraisal of $60 — which represents 16 times the $3.75 per share of free cash flow that we expect Aon to produce over the next 12 months. Next, I'll walk through that appraisal and highlight the significant possible upside to today's appraisal.

Over the long term, we believe that Aon will grow its top line at a minimum of low-to-mid-single digits — and, with some margin leverage, will achieve faster growth in free cash flow. Our modest assumptions easily justify a free cash flow multiple of 16 — which happens to reconcile with where the insurance brokers have traded over the long-term.

And we're using a sober multiple on depressed earnings.

Dunn: The conservatism and significant upside to our $60 appraisal is a product of hanging a sober multiple on a free cash flow estimate that is in fact depressed — depressed on each of revenues, margins, and share count. I'll briefly talk to each of these.

First, revenues: Aon's revenues are at trough levels as a result of economically depressed units and insured property values, low and unprofitable insurance prices, and near zero short-term interest rates.

To quantify appraisal upside, let's pick one of those revenue drivers — short-term interest rates. If short-term interest rates rise again — as they surely will — back to 2008 levels, as an example, our appraisal increases by 7%, or $4 per share.

We haven't even factored in what will be higher margins.

Dunn: Next, let me give you some color on margins. Aon's margins assumed in our free cash flow estimate have significant room to rise from today's roughly 20% level. Recognizing this, Aon recently raised its long-term margin target from 20% to 25%. Margin drivers include two substantial restructuring programs that are nearly fully implemented, but which will yield significant savings in future periods. Additionally, major global systems and platform improvements — a product of three years of hard work — will help improve commission rates realized, perhaps dramatically.

Quantitatively, if brokerage margins move from

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today's level to the long-term goal of 25%, using today's revenue base and the same multiple, our appraisal increases by $10-11 per share or 18%.

And share buybacks at today's prices would add value, too.

Dunn: Then there's Aon's share count. Aon's balance sheet is materially underlevered. We believe they could easily issue and carry an additional $2 billion of debt — the amount necessary to execute the remaining $2 billionof share repurchase authorization. Executing that would decrease shares outstanding by 18%. If the company were to repurchase $2 billion of stock at today's low prices, our appraisal would increase by $3 — or 5%.

Our appraisal could be 25-33% higher in a couple of years.

Dunn: Our $60 per share appraisal for Aon is in fact very conservative. Just by clipping the free cash flow coupon of $3.75 and assuming that Aon grows at modest levels, our $60 appraisal will compound at a low teens rate annually.

And as I highlighted, with some normalization of interest rates, with the company executing on its published margin goals, and some optimization of its balance sheet, Aon's appraisal could increase to between $75 and $80 per share within a couple of years.

Reframing the opportunity at today's $42 price, you can buy Aon at a 9% after-tax free cash flow yield with depressed free cash flow that should grow substantially going forward. Compare that to the 10-year Treasury yield — a yield which, it's important to note, is taxable and fixed — of a meager 3-1/2%.

In a nutshell, we see a lot to like....

Dunn: To wrap it all up, we believe that Aon is a durable franchise, with significant competitive advantages and excellent prospects, which is being run by capable, owner-oriented partners, and trading at a trough multiple on depressed free cash flow.

The Aon investment case offers a good example of the conservative analysis we use to arrive at our appraisals and the significant upside to those appraisals today — especially as our investees compound from the depressed fundamental levels of 2009 and 2010....

We're also pleased to bring you the following Longleaf Partners luncheon held July 14, 2010 in San Francisco. We would once again like to thank Longleaf for allowing us to cover it and to share it with you.

WE THINK WE HAVE A BIG MARGIN OF SAFETY
AND A BIG UPSIDE OPPORTUNITY, TOO.

The good news is we had some cash available in April....

Lee Harper: As you can imagine, the volatility that we saw — from the highs in April to the not-too-long-later lows in June — gave us the opportunity to do some transactions that we don't do a lot of in our portfolios, as you know. So in April, we were scaling back some names. We actually sold one different name in each of the Funds that got to value in April.

And the good news, as part of our process and discipline, is we did have some cash available starting in April when some overseas companies started to become attractive because of the Greek debt crisis and Europe starting to get hit and then Asian growth slowing.

We're excited about new opportunities we've been finding.

Harper: So we started acquiring a couple new names in the International Fund in April. And then as May and June hit, we also found a couple of new opportunities in the Partners Fund and the Small-Cap Fund. So in total, we took *eight* new positions across the three funds over the course of the second quarter.

That's a lot for us, when we normally have 20 names and 20% turnover. So it was a very productive time for us — and we're excited about those new opportunities....

And we're very excited for qualitative reasons, too....

Harper: The other thing to briefly touch on is that one of the outcomes of living through this seventh bear market of our career lifetime is that we were able to own more of the industry leaders at the cheap prices that we require in this one than in past recessions or big bear markets.

So while we always want great businesses run by terrific partners at very, very cheap prices, industry leaders are pretty tough to get with those three criteria. But we have what we think are, in most cases, number one or number two competitors within their landscape. So we are very excited for qualitative reasons about all three portfolios.

Today, we have a big margin of safety and big upside, too.

Harper: The other thing to say is quantitatively, you are used to hearing us talk about the price-to-value ratios — what the businesses are selling for versus what we think they're worth. And today, in all three funds, the portfolios are about a 55¢ dollar. That is *well* below the long-term average in our shop, which has been around 67 or 68.

So that bodes well for our forward opportunity relative to our long-term historic returns. It bodes *very* well for the upside opportunity today on an absolute basis. And clearly, part of the whole reason you care about what you pay is the margin of safety you've got between what it's selling for and what your capital has been put in at. So we think we have big a margin of safety and a big upside opportunity....

INVESTORS SEEM TO BE UNIVERSALLY DEPRESSED.
WE SEE GROUNDS FOR OPTIMISM HERE AND ABROAD.

We rarely talk about macro stuff, but we can't resist today.

Harper: We're optimistic for more than just those two reasons. And Mason's going to elaborate a bit more on that.

Mason Hawkins: We don't often talk about our view of macro forecasts, but this particular year we can't help ourselves. Normally, it's business, people, and price. But this year, we're going to share just a few comments on the macro side.

Everywhere we go, investors seem universally

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depressed, like when Staley was on a *Morningstar* panel two weeks ago, because of what the *Morningstar* moderator called the "3 Ds": debt, demographics, doom.

We think a "double dip" in the U.S. is unlikely....

Hawkins: We would add a couple additional Ds that reflect the consensus that the U.S. will have a "double dip". We think that's unlikely though. For instance, FedEx's worldwide package count for their quarter just ended May 31 is up 23% — and volume continues strong. Fred Smith believes the naysayers are biased by the local economy and don't incorporate improving global metrics.

Burlington Northern's car loadings are up 40% from the lows and continue improving. And all of Berkshire's businesses are now growing — and that's a very broad spectrum of our U.S. economy.

The amazing GDP growth in Asia won't stop anytime soon.

Hawkins: Mainland and Southeast Asia, as you know, are material global GDP engines. We believe that China's GDP is likely to grow at 7-8% for the next 20 years, and that India will march similarly forward during that same period.

Singapore's GDP was up 16.9% in the first quarter year over year — March 2010 versus March 2009. And amazingly — and this is an *incredible* statistic — their economic activity in the second quarter ended June 30th was up *26%* annualized from its level at March 31st.

[Editor's note: Staley Cates points out that part of the incredible growth in Singapore is a result of casino arrivals based on the recent openings of two huge, new casinos there — one of which is owned by their clients through their holding in Genting which, by the way, is one of the largest holdings in Longleaf International.]

Hawkins: People are focused on slow growth in U.S. GDP and worry about what that implies for the future profits of the S&P 500. But more than half of the world's people live in the areas I've just referenced. And I think the implications of their growth for S&P companies with their significant international exposure should be quite obvious. Even Japan is beginning to grow as Asia pulls them along.

And our politicians are starting to get the message....

Hawkins: Washington has started to get the picture. Sixty three percent of Americans agree that current policies aren't working — i.e. that we can't regulate and tax our way to prosperity.... And I feel sure that the President's getting the message. He certainly reads the polls....

COMPANIES ARE VERY STRONG, STOCKS ARE CHEAP, AND INVESTOR SENTIMENT IS DECIDEDLY NEGATIVE.

U.S. and global businesses have never been so strong....

Hawkins: Mr. Buffett has observed that Keynes could have never imagined that we would provide the kind of economic fiscal stimulus that is being provided *and* that monetary policy would be equally accommodating. While U.S. consumers are still deleveraging — and our governments, and that's *plural*, will have to do so in coming years — U.S. and global leading businesses have never been as strong financially. The S&P 500 has approximately *$100* per share of cash.

Even using low forecasts, S&P returns should be 15-16%.

Hawkins: And stocks are cheap. Analysts in recent quarters have significantly underestimated actual earnings results. And we think that same underestimation is likely for their 2011 forecasts. However, even if you *use* their 2011 earnings estimates for the S&P 500, stocks sell at an after-tax earnings yield of about 9%.

If you subtract out the $100 per share, its after-tax earnings yield is north of 10%. Thus, if these leading companies only grow 5% or 6% from today's depressed economic levels, say, over the next five years, *and* P/Es don't change — that is, they don't migrate back to the 100-year mean — you're going to compound at 15% or 16% per year. We think those are *very, very* basic and conservative assumptions.... So that 10% after-tax earnings yield plus the 5% or 6% growth gives you an implied 15% or 16% per year total return as you look forward.

Treasuries, on the other hand, have fixed taxable coupons and yield only 3%. If even moderate inflation returns, you'll lose money. And I think that same sentiment on stocks and bonds has just been echoed by PIMCO.

And investor sentiment is *decidedly* negative today....

Hawkins: Another thing that gives us comfort: In yesterday's *Wall Street Journal*, there were two very encouraging headlines — "Small Investors Flee Stocks" and "The Herd Instinct Takes Over". And *Investor's Intelligence* just released their July 14th data set — and bears exceeded bulls for the first time since March 2009. So the sentiment is *decidedly* negative today — reflected not only in Chicago at the *Morningstar* gathering, but also in the headlines. In fact, sentiment is comparable to what it was at the market's low point in 2009.

I DON'T THINK WE'VE EVER SEEN A TIME LIKE TODAY WHEN NO ONE WANTS TO HEAR ABOUT STOCKS.

Mason talked about the forest. I'll talk about the trees.

Hawkins: With that, I'm going to turn it over to Staley. And he's going to tell you why Longleaf's holdings are going to do a lot better than the market. So I'm anxious to hear what he has to say.... [Attendee laughter.]

Staley Cates: Thank y'all for coming. I'm the chief research nerd — and they don't let me out very often. And you'll see why very quickly once I start rambling....

What I'm going to talk about is literally the opposite of what Mason talked about — which will be the micro as opposed to the macro.

Stocks are the last thing anyone wants to hear about....

Cates: Something's been very interesting to us during the last year or so. Mason's done this for 35+ years, I've been with Southeastern for 24 years, and Lee's been here for 17 years. And during all those years, I don't think that we've ever seen a time when we've had so little interest in

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the actual names that we own. Mind you, we are a stockpicking group — we're here to own stocks. And yet, interestingly, stocks are the last thing that anyone wants to hear about today....

People are worried that the macro will trump everything.

Cates: Usually a typical meeting for us would be, "This is why we own what we own. These are the attributes of the name." — and people were receptive to that. Now, I think people are so worried that the macro will trump that — and, obviously, that's because the macro *did* trump everything in 2008 — that there's just not a lot of interest in the specific names.

But that's exactly what we believe is important — and why I'm going to focus on what we own for you and for us.

It's *hard* to satisfy our business, people, price template....

Cates: I think all of you know that our template is business, people, and price. So I thought I'd go through them on a few of our largest and most controversial names.

First of all, when you say you want a great business, you want it run by very good people, and you want to steal it — in other words, you want to buy it at a great price. Well, that is so motherhood and apple pie. We *all* want that. But it's very *hard* to actually get that. The market's efficient enough that it doesn't happen that often. So I'm also going to explain why the market hates these things — and why we think we've been able to get these great companies, with people running them that we like, at the required discount....

IT'S A GOOD TIME TO BE IN NATURAL GAS — AND CHESAPEAKE ENERGY IS CHEAP, TOO.

We think it's a good time to be in natural gas....

Cates: Starting in the Partners Fund, one of our largest weightings is Chesapeake Energy. First, the business... As I think you probably know, Chesapeake is the largest independent natural gas producer in the U.S. They were founded by Aubrey McClendon, who I'll talk about in a second. But they were early on into the shale plays that you read a lot about. They're one of the few companies that really participate in every one of 'em — and they're number one or number two wherever they are.

Mason may want to talk about this one later because he's better at pounding the table on natural gas than I am, but we're actually enthused about that commodity. It's not only selling at a huge BTU discount to oil, but there are a lot of reasons why gas should be displacing coal over time in a lot of places — and maybe even vehicle fuel. In any event, natural gas is pretty washed out — and we think it's a good time to be invested in that commodity.

Chesapeake's a low-cost producer for a couple of reasons.

Cates: Their business *is* a commodity business. So the question becomes, how do you differentiate yourself — and how do you become the low cost producer?

Well, regarding the differentiation part, there's been no better hedger around than Aubrey McClendon. He's as much of a vol [volatility] trader as he is a gas bull. And so their hedging gains, in proportion to the properties that they have, are better than anything we've ever looked at.

As far as the low-cost part, shale production, for all of its ink, is still around 15% to 20% of natural gas production in the U.S. So it's still small — even though it's growing rapidly. Chesapeake's percentage of production from shale is obviously higher. But that is a lower-cost proposition than conventional natural gas. So people tend to treat natural gas the same — they tend to think of the marginal cost of production of the commodity as being the same in either case — but it's really not. So that's another key aspect of this business.

The stock's cheap based just on proved developed reserves.

Cates: So next, it's on to people — which, of course, is the big story here. If you look at what Aubrey's done long term, and the raw absolute billions of dollars of value that they've built, again, they don't have a lot of peers. And he gets a lot of personal credit for the land assembly and the shale findings, as does his team.

And then in terms of price, this is interestingly one of the easiest things we think we have to appraise — because if you're looking at proved developed reserves, those are pretty straightforward. You can either pick the strip [i.e., what the price of natural gas should be based on the current price of oil] or today's price and pick your own discount rate. But overall, that's a relatively straightforward exercise — and that jibes with the free cash flow that the company derives from that production. And the stock is cheap based on those metrics.

But then you get to half of the value of the company which has nothing to do with that — i.e., the land that they've assembled that is not yet producing. So you get into probables on their 12 million acres, their future drilling locations, and all of that stuff that's on the come.

ACCOUNTING DOESN'T CAPTURE THIS CEO'S SUCCESS, SO CHESAPEAKE'S STOCK PRICE DOESN'T REFLECT IT.

McLendon hit a home run with his shale deals....

Cates: And the interesting thing about the shale deals that he cut is that Chesapeake put about $3 billion total into these main shale plays and pulled out $12 billion of cash and drilling carries by selling about 30% of them on average and keeping the balance. So if you do a simple comp of the prices paid by their partners — who are pretty good companies themselves who do their own due diligence with their own geologists — the $12 billion their partners paid for their 30% implies a value *gigantically* larger than the $3 billion that Chesapeake is in for.

But they haven't been booked yet, so he doesn't get credit.

Cates: Yet you'll often see stuff about Chesapeake's return on capital and return on equity not being all that mind boggling. That's because none of that stuff has been booked yet. When you do it in the form of drilling carries and tax defer it, it doesn't show up in the numerator of any return calculation. So the fact that he's turned $3 billion into $25, $30 or $35 billion — whatever it winds up being — isn't included in any simple return-on-capital metric.

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Aubrey *is* one of the reasons Chesapeake is cheap though….

Cates: So now getting to why the stock is so hated. If you have these great assets, and you have an incredibly cheap stock however you look at it, Aubrey *is* one of the reasons it is cheap. You saw the whole margin call he had. You saw all this compensation stuff at his board level — including a big mistake that the board made by having the company take him out of his map collection for $12 million. They should've just let him sell it himself. So they made a bunch of mistakes on the board comp specifics.

But we think what's important is that this CEO is a keeper.

Cates: But we think focusing on that can cause you to lose perspective on pay for performance. If you and I were on that board, and he'd turned $3 billion into $30 billion — roughly $12 billion of which has already been pocketed — we would reward him and we'd want to keep him. And it wasn't a foregone conclusion that you *could* keep him, because his partner had left Chesapeake and formed another company — and Aubrey could do the same thing.

So we're not saying it's all fine and that the board didn't do anything wrong. We're saying that, overall, this is some of the best performance we've ever seen — and that this is a CEO who we want to keep. And that's more important than this stupid $12 million maps thing.

And it trades w/the commodity because it's a pure gas play.

Cates: Another reason the stock is cheap is the current spot price. Because it's a pure play on gas, Chesapeake does trade with the commodity. So a lot of the stock price being down is a simple function of the current spot price.

However, long term, of course, that has nothing whatsoever to do with intrinsic value the way we look at it. In other words, the long-term intrinsic value is derived from the net present value of many years of cash flow from their production. And the best proxy for price assumptions in future years is from the strip [futures market] which, looking out 18 months or more, suggest a price around $6.00 per thousand cubic feet instead of today's spot price, which is down around $4.50.

[Editor's note: Shortly before we headed off to press, Cates shared an interesting aside with us. He said that it may seem counterintuitive that Chesapeake would mindlessly trade based on the spot price rather than the longer-term futures price. However, because most of the companies that produce large amounts of natural gas also produce oil, there are very few pure plays on natural gas. Therefore, because Chesapeake is the biggest, most liquid pure play, many of the hedge funds who trade natural gas against equities use Chesapeake as a proxy for gas.

We definitely get the idea Cates and his associates think that Chesapeake's stock is cheap. For example, in December 2008, they suggested that their appraisal was something approaching $60 per share. Granted, it appears that longer-term natural gas futures were somewhat higher than they are today. However, Cates tells us that no matter how high the futures may go, they never assume a price higher than $6.50 per thousand cubic feet — their estimate of natural gas' marginal cost of production — in their valuations.

At that time, they also suggested that the price of natural gas should continue to rise versus the price of oil — because, per BTU, natural gas was much cheaper. And that was with the spot price of a barrel of oil down in the mid-$30s versus somewhere north of $80 today.]

If accounting reflected its success, it wouldn't be cheap.

Cates: Finally, I guess another reason why it's cheap is what I mentioned before about their published returns. If their published returns on capital and return on equity captured turning $3 billion into $25 or $30 billion of value, Chesapeake would have the highest returns on capital *ever* and people would be knocking down their door and fighting with each other to buy their stock. However, because they're smart and deferring taxes, that's not the case....

WHEN MOST PEOPLE THINK ABOUT DELL,
THEY USUALLY THINK ABOUT WHAT IT'S *NOT*.

Dell's no longer a desktop and notebook computer company.

Cates: Another large position in Partners is Dell. First, let me tell you what they *do* — where they make more than half of their gross profits. And then I'll get into what they *don't* do. More than half of their gross profits and *way* more than half of their value are in the combination of servers, storage, and services. They call those three areas their solutions business.

But the bears on Dell would say, "The company won't be as good at those three things as they were with computers." The bulls, starting with Michael Dell, would say, "We're not just *saying* that we can segue the business — we already *have* — because we already have $15 billion of revenues from those categories."...

So they've already *made* the transition. Even before Dell bought Perot, they were heavily into those areas. And they're performing well — growing well beyond what people realize. And they're making much higher margins there than in almost every other segment.

But Dell's traditional business isn't all bad….

Cates: But obviously, that's not what people typically think about when they think about Dell. What usually comes to mind, of course, is their desktop and notebook computer business with all of its obvious risks and issues. And it's true that even their notebooks can be at risk from all of these other new devices. Their traditional business of desktop and notebook computing *will* shrink over time — even though it's growing from a depressed level in 2010.

But it has a huge return on capital, it's a duopoly, and it generates a lot of free cash flow. We just don't think it's worth that much of a multiple. However, once again, more than half of the company *is* very valuable.

Dell's consumer business just doesn't matter….

Cates: Now, what they are *not*: They are not a *consumer* business. But a lot of the ink and negativity around the company is about stuff like netbooks — and what smartphones will do to those devices and all of this

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consumer stuff that is just not relevant to the math of what we own for you and for us. The consumer revenues there are only around 15% of total company revenues.

Furthermore, margins on their consumer business are already so low that it accounts for less than 5% of the company's operating income. And the multiple that we put on that operating income is far lower than normal. Therefore, it only represents a few percent of Dell's value and just doesn't matter.

We've seen this movie before — and we like how it ends....

Cates: People are comfortable with FedEx these days, and now they like it, and we've made a lot of money owning it for our shareholders. But when we first bought FedEx, everybody said, "Are you insane? The overnight letter's going away because e-mail's going to do away with it." And we said, "We know that, but it's all about the packages."

Well, Dell is very similar. Their consumer business makes Dell seem a lot worse than it really is, but it's actually no more than a rounding error to its intrinsic value.

DELL IS NOT A FORTUNE 100 DATA CENTER PROVIDER — AND CLOUD COMPUTING WILL HELP 'EM, NOT HURT 'EM.

Dell targets small to medium-sized companies like ours....

Cates: Another thing that Dell is not — and something else that's sexy in the press — is a Fortune 100 data center provider. Of course, it's brutal to go up against IBM and HP and Cisco and Oracle/Sun. And that isn't where Dell plays ball the best. So they would like to offer the same kind of stuff as IBM and have a similar looking set of products, only for small to medium-sized companies like ours with 60 people.

We don't have IBM and HP knocking our door down at Southeastern. On the other hand, we've got a Dell guy who does a great job for our IT people. They've got 20,000 salespeople out there. And that's what they want to offer — the data center stuff that's comprehensive, but not competing with the huge guys for low-margin business.

And they're far better off as cloud and mobility explodes....

Cates: One other kind of misperception about their business is all about cloud computing and mobility. People seem to assume that increasing cloud and mobility are bad for them because of how it affects the device sales.

[Editor's note: By cloud computing, Cates is referring to remote services provided over the internet.]

Cates: But getting back to where I started, when you're selling the servers and storage to fulfill all this stuff, and the services to advise all of that — and that's where you make your money — you're far better off as stuff moves away from the desktop to the center of the network. And you're far better off as cloud and mobility explodes. They'll make a lot more money on their solutions business than they'll lose on some of their devices being less important and cheaper. So, anyway, that's Dell's business.

AND YOU GET MICHAEL DELL AT THE TOP AT A LITTLE OVER 4-1/2 TIMES FREE CASH FLOW.

Michael Dell's done an incredible job since he's returned.

Cates: The people part is, obviously, self-explanatory. Michael Dell has done an incredible job since he took back over as CEO. He's a huge vested owner. He has clinically done a great job in a bad time. And we think he's as good a capital allocator as he is an operator.

Their free cash flow is *hugely* higher than reported earnings.

Cates: As for the price, it's priced at a discount to HP and IBM — seemingly. By that, I mean that both of those have 12± P/Es, whereas Dell sells for an 11 stated P/E.

However, that misses everything in terms of its value — because although its stock is trading for around $13.50, they have $5.50 per share of cash and finance receivables net of all debt. So today, you're effectively paying only about $8 for their business net of cash and securities.

[Editor's note: Cates wanted to point out that what he's referring to is Dell Financial Services' interest-bearing finance receivables, not their regular accounts receivables.]

Cates: Meanwhile, they'll have $1.30 or so of reported earnings. But you all know about their negative working capital model.

[Editor's note: Because Dell gets paid by its customers before it's required to pay its suppliers, and because it requires little or no inventory because so much of its business is build to order, its working capital represents a net *source* rather than a *use* of funds as long as the company is growing.]

Cates: Plus, they have some excess D&A [depreciation and amortization] from acquisitions and other stuff like deferred revenues. Therefore, their free cash flow is *hugely* higher than their reported earnings — which, of course, is the opposite of most companies.

So Dell's free cash flow in 2010 should be pushing $2.00 — in contrast to the $1.30 or so that they'll report. And since you're only paying $8 for the business net of cash and securities, today's price effectively represents a little over 4-1/2 times free cash flow....

Dell is not a bet on market share or technology....

Cates: It's not a bet on a certain type of proprietary technology. It's not a market share prediction versus HP. It's really just a bet that they'll continue to grow — and most of what they have *is* going to grow.

And again, we're only paying a little over 4-1/2 times free cash flow for it....

ACS HAS GREAT PEOPLE AND GREAT ASSETS AND IS WORTH WAY MORE THAN TODAY'S PRICE.

Besides construction, ACS has some great long-term assets.

Cates: The third one I wanted to talk about is ACS — which is in the International Fund. You may or may not know, but their legacy business was construction — and really the highest end civil works type. They began in Spain and are still headquartered there. And they would

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do just the huge projects: bridges, airport stuff, tunnels, toll roads. That was their legacy business — and still is.

But as they've done that over a long period of time, that kind of morphed into holding some of those same assets. So they have a very large management business of different kinds of concessions — some of which they've bundled into affiliates and some of which they wholly own. But the point is that those are much higher multiple, great long-term assets to hold than just the simple construction business.

The third leg of the stool is their public security positions.

Cates: And then along those lines, they morphed into some public security positions that came from this same knowledge. So they built a lot in the power industry, they got to know those assets pretty well, and they've taken stakes in public securities.

Specifically, their biggest one is Iberdrola — which is a huge power company that's also Spanish with its own soap opera going on. But the point is that they have these equity affiliates where they appoint board members and get active — and they've made very good money doing that. So that's kind of the third leg of their stool.

And these are really the best partners we could ask for....

Cates: As far as ACS' people, their leader is Florentino Pérez and their CFO is Angel Altozano. Florentino is very well known because he runs Real Madrid. Angel is *not* as well known, but is an unbelievable business man. And both of them are probably still partying as we speak because of the World Cup.

But because of the value these guys have built as measured by anything you pick — the stock price itself, the value per share, what they've built and bought and sold — these are really just the best partners we could ask for. So that's the people part.

You're almost getting their operating businesses for free.

Cates: Finally, as regards the price part, I mentioned the public equity affiliates. Iberdrola is the biggest one, they have a German company called Hochtief, and a stake in a company called Abertis. And if you add up the value of those three public securities, you almost get to their current stock price. So you're paying a very low multiple and a very low price for these operating companies that I just talked about.

(continued in next column)

All in, ACS' assets are worth way more than today's price.

Cates: Their construction business, because it is so high end — stuff like expanding the New York subway or the Texas tollway — are huge projects without a lot of competition. And even though Spain's basically in meltdown mode right now, they're growing *very* rapidly outside of Spain. So even if you put a low multiple on their construction business, the concessions that they've kept — things like their toll roads — are worth very high multiples. People put low cap rates on those 30-year assets. And when you add all that up, you have a value way above the price.

A lot of unimportant stuff makes ACS unappreciated....

Cates: So why is it cheap? It's the obvious: if you just put those two words together — Spanish construction — everybody goes running. And then, when you combine a lot of the short interest that came about after Greece, you have a lot of stuff that makes it unappreciated.

[Editor's note: In his response to another question, Cates expanded on the economic slowdown in Europe and how they've incorporated it into their valuation of ACS:

"We're seeing a pretty universal weakening in Europe from different companies. For example, last week, Dell talked at their analysts meeting about the European consumer being weak. And we've baked in lower numbers than I think anybody expects at ACS — not just for Spain, but for all of Europe on the commercial side.

"Diageo's an interesting proxy. I mean, they sell all over the world — and they're doing incredibly well in Africa and they're gaining share in the United States. However, they paint a sad picture of Europe.

"So while we don't have a lot of direct exposure, wherever we do, we're using really conservative numbers and pretty bearish goggles."]

Cates: Also, ACS' stated P/E also does not capture full value for their equity affiliates. Therefore, people just see a Spanish construction company, slap a low P/E on it, and move on. But again, this company has great people, great composite assets, and they're clearly undervalued.

WHAT PREM WATSA'S DONE ON THE INVESTMENT SIDE HAS DRIVEN HUGE, HUGE VALUE AT FAIRFAX.

Prem Watsa has added *huge* value on the investing side....

Cates: The last one I was going to mention also meets the controversial big position test. A big position in both Longleaf International and Longleaf Small-Cap is Fairfax. And they've somewhat turned the corner, although I would still call them controversial. But they're a diversified insurance underwriter. They have a lot of property and casualty business underwritten in the U.S., they have a lot of reinsurance, and they've just done some workman's comp with a recent acquisition in California.

But what makes this one great is really the investment side, not the underwriting side. Some of you may know their history. Prem Watsa is their CEO and founder. And what he's done on the investing side is what's driven huge, huge, value over and apart from a typical underwriter or anything related to the typical insurance cycle. Prem, the founder, is a huge owner, which obviously checks our people box on why we want to be here.

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Prem will continue to build Fairfax' value at great rates....

Cates: And then in terms of price, even though it's done well the past couple of years, Fairfax sells very close to book value. And when you look at insurance companies — whether you do the Buffett methodology of how you value float or use a comparable book value to the industry — however you value it, Fairfax is clearly worth more than book.

And he will continue to build the value at great rates as long as he keeps breathing because of what he will do on the investment side.

Even though Prem has excelled, Fairfax isn't sexy....

Cates: Why is this one cheap? Well, part of it is the controversy about Prem himself and some of the stuff that happened when the shorts came at him a couple of years ago and the residue from that. This one is very similar to the Aubrey McClendon thing. Aubrey has also been under short attack. And just as happened with Prem, some of the stuff that's been thrown out there does stick.

However, Prem seems to have turned the corner in terms of his reputation — even though that bad reputation got Fairfax down to around $100 [on June 23, 2006] versus a current price of $400 today. And whereas Prem was in the penalty box about two years ago, we think Aubrey is there today.

Another reason it's cheap is that the insurance industry overall globally is cheap anyway. So this isn't a sexy group — even though Prem has excelled within the peer group....

WE LIKE THE GROSS PROFIT ROYALTIES
ON GROWING ASSET POOLS AT BNY MELLON.

A four-letter word that we generally avoid....

Attendee: Could you make a similar commentary on Bank of New York Mellon? Banks aren't usually part of your portfolio. So I wonder what interests you about it.

Cates: Great question. As you know, we generally can't stand banks. That's because they're always levered, they're the ultimate commodity, and we can never know what the assets are. So we have not owned many of them.

Well, one of the most interesting things came about from our management visits on that one when we sat down with its chairman and CEO, Bob Kelly. And during the first three minutes of that meeting, before he knew how much we can't stand banks, without any kind of prompting or knowing where we came out on any of that, he said: "We have this tip jar — but it's really a penalty jar — up here on the executive floor where if any of our executives call us Bank of New York instead of BNY Mellon, they have to chip into this jar." In other words, we are not a bank — and we're going to get further away from being a bank.

The pure bank part is there to support their fee business....

Cates: We think that we understand BNY's custody and basic fee businesses — which have gotten down to a near-oligopoly. That's where all the value is. So the pure bank part is just there to support the fee business part.

And it's really very safe. They've made fewer mistakes than most banks, although they did make some mistakes. And they've now gone so far on the flight to safety there that, if anything, they're really under-earning based on these short-term spreads.

We like gross profit royalties on growing asset pools....

Cates: Would you like to add anything, Mason?

Hawkins: It's a gross profit royalty on growing asset bases — both in their trust world and their custody world and in terms of client servicing of, say, the mutual fund side. And we like gross profit royalties on growing asset pools.

It's totally capital independent, if you will. It doesn't need capital to grow — and that's almost the definition of a great business. So we believe, say over the next decade, that BNY's client asset bases will do nicely — and that they will do nicely as a result — with no capital required. And we expect them to gain more share through time.

And the new financial regs should be a *big* win for BNY....

Cates: Another thing about BNY that's interesting: We talk about the difference between macro and micro; but, of course, we try to understand the macro as it relates to a specific name. And BNY is a good example of that.

In the macro world, under all this financial regulation that's coming, a lot of the derivatives stuff looks like it'll be going to some kind of clearinghouse or exchange. And that would be a *big* win for BNY. If there's more stuff on margin and more collateral posted, it will be held by this oligopoly.

So we're basically paying a 10 P/E for a fee business that we already like that's worth a lot more than a 10 P/E. And all this regulation is going to lead to more business their way that we can't begin to quantify, but that's gravy.

WITH DELL, WE THINK WE'VE GOT ALMOST NO RISK —
AND THERE AREN'T MANY THINGS WHERE THAT'S TRUE.

Aggressive share repurchases wouldn't surprise us at Dell.

Attendee: Mason, I've been coming to these meetings over the last several years. And with Dell, the story has always been the same — and yet the stock is where it is.

Hawkins: Dell was one of our biggest contributors in 2009. It went up 54%.

Attendee: That's from an extremely depressed level. But hasn't it basically been around the teens if you go from there to here — give or take a little bit?

Hawkins: Yeah.

Attendee: Is the rest of Wall Street just not seeing what you see?

Hawkins: Well, it's the common refrain. We've been doing it 35 years at Southeastern. It's a matter of time horizon and investment perspective. As Staley has said, they're looking at GAAP earnings — which are going to be $1.30. However, free cash flow is going to approach $2.00.

Secondly, Wall Street doesn't give them credit for their

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$5.50 of net cash. We kind of like Michael Dell having it. Michael's a *very* bright capital allocator. And I wouldn't be a bit surprised if Michael pursues share repurchase in an aggressive manner at some point....

There are not many things that have almost no risk....

Hawkins: As Staley has outlined, Dell is one of the cheapest companies that we own. Also, if it's not *the* financially strongest business we've ever owned, it's certainly one of the strongest.

So I just don't see that you have almost *any* risk. When we think about risk, we think about business risk, financial risk, regulatory risk, pricing-power risk, and finally, market risk. If you go down each of those, you have no risk — in our opinion. And there are not many things that have almost no risk. In our view, that makes for a pretty compelling investment....

WE HAVE NO PROBLEM MOVING ON WHEN THAT'S BEST, OR BUYING MORE WHEN THE FREE CASH IS GROWING.

We have no problem selling and moving on if that's best.

Cates: Can I be more specific, though, on why we look so stupid and stubborn? [Cates and attendees laugh.]

Attendee: [Chuckling.] I didn't use those words.

Cates: Well, I'm *happy* to use those words. The thing to remember is if you have a separation between price and value, then all we really care about internally is the value. And if that either drops or stays flat or is threatened in some way qualitatively, we're going to punt.

And you do see that in other names where we book a loss because we made a mistake and we move on. We have no problem doing that because it's all of our own money, too. This isn't a matter of pride of authorship. We're just looking to do whatever's best for your capital and ours.

But when free cash flow is growing, it's time to buy *more*.

Cates: With Dell on the other hand — again, on the internal value front, not the ticker tape — their free cash flow is *growing*, and it's growing really *rapidly*. And it's growing for reasons which we think are not only understandable, but that make it sustainable. And not only is Dell growing its free cash flow and its value per share, but they're adding that much cash in the till.

And as Mason says, we believe they're going to do good stuff with that cash, whether it's the acquisitions that have really been well done — Perot, EqualLogic, and some others — or whether's it's buying in their stock.

So when your value per share continues to grow, and you're making tons of free cash — almost $2.00 per share and *growing*... That's why we stick with it. It's not because we're being mindless or stubborn. When the value's growing, it's always served us well to own more, not just to be patient. And that's exactly what's going on.

The reason(s) why we've continued to stick with it....

Cates: Even as they've stumbled through this recession, they've maintained a huge free cash coupon — over $4 billion during any trailing four quarters you could put together — even during a storm. So the value does keep building.

Also, we've made our share of mistakes. And with the worst kind of mistake, when things go haywire or bad in the economy or the business, you're losing money and you're wondering whether or not you can get it back. When things go haywire for these guys, it literally means they're generating $2 of free cash flow rather than the $4 that they used to generate. So there's still huge free cash coming at you as an owner....

TO BE VERY OPTIMISTIC ABOUT DELL, YOU DON'T HAVE TO BE CLAIRVOYANT.

We think there's actually a lot of grounds for optimism....

Hawkins: At 4-1/2 times depressed free cash flow, there's also a lot of opportunity for upside surprises. People *are* going to replace worn out and broken machines that they've deferred capital spending on. Secondly, they *are* going to buy new machines to run Microsoft 7. Thirdly, there *are* going to be more people getting on the net worldwide. And fourthly, the secular case for recovery, not just the cyclical case, is quite compelling.

No clairvoyance is required....

Hawkins: And we believe that offering solutions, services, and software, along with hardware, is a very compelling proposition for small and medium-sized businesses and that Dell has very significant advantages with their sales and service forces — now including Perot.

So it's not difficult to understand where it *can* go. You don't have to be clairvoyant in order to understand that from a price of 4-1/2 times depressed free cash flow, we should continue to be positively surprised....

Dell could very easily wind up being a triple....

Hawkins: So we're very aware that Dell has had a transitional phase of its history. It was impacted by the decline in the economic environment we just went through. But that's rear-view-mirror thinking. We're looking down the road at where we think Dell will be in a couple of years. And I think it's very *probable* that, instead of $2, they'll be producing over $3 of free cash flow.

Well, if you put a normal multiple on that, we believe we could very easily wind up tripling our money from here. So I'll just say we're very sanguine about where Dell stands and where it's headed....

MOST PEOPLE REMAIN SKEPTICAL ABOUT DELL. WE'RE BEING PRAGMATIC, NOT STUBBORN.

So far, with Dell, investors remain skeptical....

Cates: Now as regards why it isn't being realized: This is just my personal answer. Who really knows? But my own cut is that you do finally get paid on these things when the GAAP earnings turn. Investors don't get the fact that GAAP earnings are a lot lower than the free cash flow. But once a company resumes growing, we usually see the gap between the price of a stock and its value begin to close.

So far, with Dell, people are staying skeptical.

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Overwhelmingly, investors are saying, "Yes, they're having a good 2010. But that's just the refresh cycle. As everybody refreshes, they're enjoying a Windows 7 kick — but it's really not sustainable."

That's why people are yawning off the fact that they're going to do $1.30 GAAP EPS vs. $1.05 or whatever it was last year. Again, that would typically begin to get you paid. But people remain focused on netbooks and smart phones, and the fact that Dell has lost market share — and that their good 2010 is just a refresh cycle and not sustainable. I mean, that's the typical stuff you read on the sell side.

I promise you that there is no stubbornness here....

Hawkins: We haven't mentioned this year, as we usually do, that the employees of Southeastern are the largest shareholder group of the Longleaf Partners Fund. So we hear your concerns echoed as we go up elevators and as we have lunch. *Any* stock that is not performing in the market place through a few months or a quarter or two is a pretty frequent and consistent subject of discussion.

And I can assure you that on quality and quantity, it's been cut and sliced as many ways [chuckling] as we know how to slice it. You're looking at the largest shareholders of the Longleaf Funds — and I can promise you that there is no stubbornness here. But hopefully, there's patience, a pragmatic weighing of facts, and sound reasoning.

WENDY'S/ARBY'S MAY NOT TURN AROUND RIGHT AWAY, BUT WE'RE NOT RELYING ON A TURNAROUND AT *ALL*.

With franchises, there's good news and bad news....

Attendee: At Wendy's/Arby's, there have been quite a few announcements at the corporate level. But when you visit Wendy's stores, while I wouldn't say that they're shabby, I'd say that they're very tired. And when you look at the way Wendy's staff operates, they seem to be exhausted.

When do you believe the things being done at corporate will trickle down to their stores?

Cates: Well, the management team there is basically about a year old. So we'd all be disappointed — as either a customer or a shareowner — if we did not see improvement in, say, another year.

But remember that you do have more limited control and that it does take longer to get things done in a franchise system. The good thing about a franchise system is that you get that pure fee, but the bad thing is that your control — and your quality control, specifically — is less....

But we're definitely not relying on a turnaround....

Cates: Some of the physically poor stores aren't earning any profits, and therefore aren't even in EBITDA. So some of those real estate locations would be better served being something else. And that's something the prior team would not have done. So we'll see.

It's obviously a tough time for them to have to turn it around. But we have *much* better odds of that happening with the new management team than we did with the previous one.

In the meantime, our value is not relying on a turnaround because just the underlying real estate and the franchise fee value from the Wendy's that are healthy are worth more than the stock price....

IF THE PRICE IS RIGHT, NOTHING BEATS BUYBACKS. BUT IF IT'S NOT, THEY CAN DESTROY VALUE, TOO.

If shares are undervalued, repurchases are the way to go.

Attendee: In general, would you prefer a management pay out a dividend or buy back shares if they have capital that they can't allocate to attractive opportunities?

Hawkins: If the stock is undervalued vis-a-vis our appraisal, we would *very* much prefer for them to do a 100% share repurchase. And that's very straightforward. If a company is trading at half of our appraisal and the management uses their free cash flow and the cash on their balance sheet to retire shares, their value per share goes up and our percentage interest in the business grows — because we're not selling.

Prospectively, it looks like cash dividends could be taxed as high as 40% in 2011 versus the current 15% rate. So that's a second reason for preferring share repurchases because capital gains should still be treated preferentially — although the rate may rise from today's 15% to 20%.

It's the best choice by far — *if* shares are cheap enough.

Hawkins: But as you know, when free cash flow is produced, a board has five choices: (1) They can pay down debt or put it into Treasury Bills. (2) They can add it to their earnings capacity to produce more goods and services. (3) They can do something that scares the dickens out of us which is make an acquisition. (4) They can distribute the cash as dividends. Or (5) they can buy back their shares.

And share repurchase is by *far* the best of the five capital allocation choices *if* shares are discounted enough — because clearly the management team knows those businesses better than anyone. And the math just dictates getting the denominator down, as we say in our shop, because fewer shares means more value per share and a greater interest for Southeastern and Longleaf clients.

Depending on price, buybacks can also be a value destroyer.

Cates: One interesting wrestling match we sometimes have with management teams on this topic is that they will often trot out stats that say the share-repurchase universe doesn't beat the high-dividend-pay universe.

What's interesting about that study is there will be hundreds out of the S&P 500 that have done repurchases. Well, you know by definition that they're not all cheap. They *can't* be. So most companies that buy their shares in are not buying them in at 60¢ on the dollar — and may even be destroying value if they're paying more than 100¢ on the dollar. So we try to make the managers understand that it's not always a great thing to buy in your shares. However, as Mason says, if your stock is selling at 60¢ on the dollar, it's fantastic.

Hawkins: You know, that's the big debate — because so many have purchased shares when they *shouldn't* have.

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If you're paying more than intrinsic value, you're *diluting* value per share. So the price matters — it matters more than you can imagine....

TDS' MANAGEMENT LEAVES MUCH TO BE DESIRED, BUT THEIR STOCK IS RADICALLY CHEAP.

Sometimes, we're wrong about our capital allocators....

Attendee: Can you give us your bullet points on TDS?

Cates: Well, TDS is a holding company whose main asset is U.S. Cellular. Things can't always go right. Sometimes, we're wrong in our research about the capital allocation abilities of our partner — and that's what TDS is. [He laughs.] So we have multiple 13-D filings that talk about them turning down a bid in the $100 area for a stock that's now at $28.

Hawkins: It was an all cash, $100, no contingency, $12 billion bid in 2007.

Cates: So we are not happy there.

We had never been in a lawsuit before buying this stock.

Cates: We've never really gotten in lawsuits before, but we've done that here. We *have* been in proxy fights before — which we've also done here. You always have to run the math of, well, do you just give up in this kind of situation and take your capital and leave? And sometimes, we do that.

On this one, there are different things that could potentially change this — combined with the fact that it is just so radically cheap. And that's why we still hold it — even though when we do our business/people/price checklist, we can't check the people box here, so far.

They're pretty good operators, but lousy stewards of capital.

Cates: As far as their position goes, U.S. Cellular remains in good shape. They have held on and even gained subs, when AT&T and Verizon are putting the hurt on everybody else.... So that's kind of where we are.

Hawkins: And on the people side, they've proven to be pretty good operators over a long period of time. And they've got unique assets that are very valuable. As far as being good stewards of the capital, that's another question.

ONE OF THE TOUGHEST THINGS WE HAVE TO DO IS CONSIDER SELLING ONE BARGAIN TO BUY ANOTHER.

Our sins of omission? We don't have time to cover 'em all.

Attendee: Is there anything you wish you'd bought in the first quarter?

Hawkins: Oh my God, we don't have time for that. [Attendees laugh.] Our omissions are very numerous.

Attendee: Given last year's volatility — anything?

Hawkins: Wow. Liberty Global. [Hawkins laughs.] We've got John Malone covered on most fronts, but we should have partnered with him there, as well.... That's an overseas cable business.

Cates: My biggest regret of omission would be Starbucks. It got to $7, we visited, we talked at length, we went round and around — and we screwed up by not buying it.

Hawkins: Whole Foods would be right up there with it. Staley did the work, but we just had too many skeptics — and he was right.

It's very tough to sell one great bargain to buy another one.

Hawkins: Those are three great examples of where you wait for really, *really* good businesses, and you get them just right. The problem on those omissions was that at the time, we were fairly fully invested — which meant that we had to sell *very* attractively priced positions that we currently had in order to buy them. So selling a very compelling investment — and, in some cases, incurring a tax liability along the way — to buy something that was maybe slightly better on the qualitative/quantitative side was a tough call.

But we've done quite well from those points when we were considering all three of these. There were other things that did very, very well from those levels. However, you always want to get in business with something that's best in class for the next decade if you have a shot.

We've never been able to buy so many cheap industry leaders.

Hawkins: And that is what is unique. Lee alluded to it a little bit in her opening comments. We've been through seven bear markets — and we've operated successfully through seven bear markets over these last 35 years. But in no bear market have we ever been able to fill a portfolio with industry leaders. And we felt like we did that in the Partners Fund for sure in the fourth quarter of 2008 and the first quarter of 2009. And it carries forward — whether you talk about FedEx or Yum! Brands or DTV [DirecTV] or Bank... [Ed Note: He starts to say "Bank of New York", but gets no farther than "Bank" before he catches himself using the "four-letter word".]

Cates: Don't say "Bank"...

Hawkins: Yeah. BNY Mellon and on down the line.... It's interesting that after such good performance in '09 and a pretty good start to '10, that you'd still have 55¢ dollars. So that's the encouraging message, I think, that we would bring to San Francisco — that at the end of June, I think we're very, very attractively priced today given the quality of the businesses that we're in.

Thank you very much. We appreciate your support.

Cates: Thank you.

—OID

For additional information you may

VISIT THEIR WEBSITE: WWW.LONGLEAFPARTNERS.COM,
EMAIL THEM AT: HELP@LONGLEAFPARTNERS.COM,
OR CALL SOUTHEASTERN ASSET MGM'T AT:
(901) 761-2474

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